Exhibit 99.1

SPOTIFY TECHNOLOGY S.A.

SOCIÉTÉ ANONYME

REGISTERED OFFICE: 42-44 AVENUE DE LA GARE

L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052

December 3, 2019

Dear Shareholders,

Dear Holders of Beneficiary Certificates,

You are cordially invited to attend an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) of Spotify Technology S.A. (the “Company”) to be held at 4:00 p.m. Luxembourg time on January 8, 2020 at Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors of the Company has fixed the close of business (11:00 p.m. Luxembourg time, 5:00 p.m. EST) on November 25, 2019 as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of record of ordinary shares and beneficiary certificates at such time shall be admitted to and vote at the Extraordinary General Meeting or any adjournment or postponement thereof. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Extraordinary General Meeting cannot attend the Extraordinary General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

If you are unable to attend the Extraordinary General Meeting or you wish to be represented, please authorize a proxy to vote your ordinary shares and/or beneficiary certificates in accordance with the instructions you received. This will not prevent you from voting your ordinary shares and/or beneficiary certificates in person if you subsequently choose to attend the Extraordinary General Meeting.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge) no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EST, on January 3, 2020 in order for such votes to be taken into account.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Daniel Ek

Chairman

SPOTIFY TECHNOLOGY S.A.

SOCIÉTÉ ANONYME

REGISTERED OFFICE: 42-44 AVENUE DE LA GARE

L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052

Convening Notice to

the Extraordinary General Meeting of Shareholders and Holders of Beneficiary Certificates

to be held on January 8, 2020 at 4:00 p.m. Luxembourg time

at Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

December 3, 2019

Dear Shareholders,

Dear Holders of Beneficiary Certificates,

The Board of Directors of Spotify Technology S.A. (the “Company”) is pleased to invite you to attend an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”), to be held on January 8, 2020 at 4:00 p.m. Luxembourg time at Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, with the following agenda:

Agenda of the Extraordinary General Meeting

1.	Elect Barry McCarthy as a member (B director) of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019.

The Extraordinary General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915 as amended and our Articles of Association.

The item to be voted on the Extraordinary General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of shareholders and/or holders of beneficiary certificates present or represented at the Extraordinary General Meeting.

Any shareholder who holds one or more ordinary shares(s) of the Company or any holder of one or more beneficiary certificate(s) of the Company at the close of business (11:00 p.m. Luxembourg time, 5:00 p.m. EST) on November 25, 2019 (the “Record Date”) will be admitted to the Extraordinary General Meeting and may vote at the Extraordinary General Meeting, as applicable, in person or by proxy. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Extraordinary General Meeting cannot attend the Extraordinary General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Please consult the Proxy Statement enclosed herewith as to the procedures for attending the Extraordinary General Meeting or being represented by way of proxy. The Proxy Statement is available at both investors.spotify.com and www.proxyvote.com. This document may also be obtained free of charge at the Company’s registered office in Luxembourg.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EST, on January 3, 2020 in order for such votes to be taken into account.

Sincerely,

Daniel Ek

Chairman

on behalf of the Board of Directors

SPOTIFY TECHNOLOGY S.A.

SOCIÉTÉ ANONYME

REGISTERED OFFICE: 42-44 AVENUE DE LA GARE

L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS AND HOLDERS OF BENEFICIARY CERTIFICATES

TO BE HELD ON JANUARY 8, 2020

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Spotify Technology S.A. (the “Company,” “we” “our” or “us”) for use at an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) to be held on January 8, 2020 (4:00 p.m. Luxembourg time, 10:00 a.m. EST) at Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available at both investors.spotify.com and www.proxyvote.com. This Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their ordinary shares held through a bank, brokerage firm or other record owner) and registered shareholders and holders of beneficiary certificates as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the “Proxy Materials.”

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

How May the Proxy Materials Be Accessed?

(a) Street name holders

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending a notice regarding internet availability of Proxy Materials to our street name holders of record as of 11:00 p.m. Luxembourg time, 5:00 p.m. EST, on November 25, 2019 (the “Record Date”). You will have the ability to access the Proxy Materials on the website referred to in the notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their ordinary shares at the Extraordinary General Meeting.

(b) Registered shareholders and holders of beneficiary certificates

We intend to mail the notice on or about December 3, 2019 to all registered shareholders of our ordinary shares and to all holders of beneficiary certificates as of the Record Date. On that same date, we will also mail a printed copy of this Proxy Statement to shareholders who had previously requested printed copies. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

Who May Vote?

Only registered shareholders, street name holders of our ordinary shares and holders of beneficiary certificates as of the Record Date will be entitled to attend the Extraordinary General Meeting and to vote at the Extraordinary General Meeting. On the Record Date, (i) 183,721,061 ordinary shares were issued and outstanding and (ii) 379,201,910 beneficiary certificates were issued and outstanding.

Each ordinary share and each beneficiary certificate are entitled to one vote at the Extraordinary General Meeting.

What Constitutes a Quorum?

At any ordinary general meeting (including the Extraordinary General Meeting), there is no quorum requirement.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder or holder of beneficiary certificates withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your ordinary shares with respect to the proposal or other matters considered at the Extraordinary General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to the proposal or other matters considered at the Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of the proposal.

What Is the Process for Voting and Revocation of Proxies?

If you are a registered shareholder or holder of beneficiary certificates as of the Record Date, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Extraordinary General Meeting in-person and vote at the Extraordinary General Meeting.

If your ordinary shares are held in “street name,” you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your ordinary shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates in the manner you indicate. If you submit a proxy but do not direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates “FOR” the election of the nominee for director.

It is not expected that any other matters will be brought before the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Extraordinary General Meeting by:

•	attending the Extraordinary General Meeting and voting in person;

•	delivering a written notice dated on or before January 3, 2020, at 5:00 p.m. Luxembourg time, 11:00 a.m. EST, at the address given below, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Extraordinary General Meeting.

If you are a registered shareholder and/or holder of beneficiary certificates, you may request a new proxy card by contacting our Investor Relations department by e-mail at ir@spotify.com.

You should send any written notice or new proxy card to Spotify Technology S.A., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting. Your last voting instructions, prior to or at the Extraordinary General Meeting, are the voting instructions that will be taken into account.

Who May Attend the Extraordinary General Meeting?

Only holders of our ordinary shares and/or our beneficiary certificates as of the Record Date or their legal proxy holders may attend the Extraordinary General Meeting. All holders of our ordinary shares and/or our beneficiary certificates planning to attend the Extraordinary General Meeting in person must contact our Investor Relations department at ir@spotify.com by January 3, 2020 to reserve a seat. For admission, shareholders and/or holders of beneficiary certificates should come to the Extraordinary General Meeting check-in area no less than 15 minutes before the Extraordinary General Meeting is scheduled to begin.

(a)    Registered shareholders and holders of beneficiary certificates

To be admitted to the Extraordinary General Meeting, you will need a form of photo identification. You will be admitted to the Extraordinary General Meeting only if we are able to verify your status as an ordinary shareholder or a holder of beneficiary certificates by checking your name against the list of registered shareholders or holders of beneficiary certificates on the Record Date.

(b)    Street name holders

To be admitted to the Extraordinary General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Extraordinary General Meeting, you must bring a valid legal proxy from the holder of record.

If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Extraordinary General Meeting.

Registration will begin at 3:30 p.m. Luxembourg time and the Extraordinary General Meeting will begin at 4:00 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Extraordinary General Meeting.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders and holders of beneficiary certificates are encouraged to return their proxies promptly.

AGENDA ITEM NO. 1:

Elect Barry McCarthy as a member (B director) of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019:

Our Board of Directors currently consists of nine (9) directors. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) directors. Our Board of Directors has nominated Barry McCarthy as an additional member (B director) of the Board of Directors. In this context the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the election of Mr. McCarthy as an additional member (B director) of the Board of Directors for the term specified below:

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to elect Barry McCarthy as a B director of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2019.

The business address of the nominee is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of the nominee:

Barry McCarthy is stepping down as our Chief Financial Officer, effective January 15, 2020. As Chief Financial Officer, he has been responsible for overseeing the Company’s financial and legal affairs. Mr. McCarthy also has been responsible for managing our advertising sales business and corporate development activities. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including for Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, and Chegg from 2010 to 2015 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.

Vote Required and Recommendation of Board of Directors

The election of the nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders and holders of beneficiary certificates entitled to vote at the Extraordinary General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors recommends a vote “FOR” the election of Barry McCarthy as a member (B director) of the Board of Directors for a term that runs until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2019.

CORPORATE GOVERNANCE

Our Board of Directors currently consists of nine directors and is composed of Class A and Class B directors. Our Articles of Association provide that the Board of Directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders.

Our Board of Directors has established a Remuneration Committee. Our Remuneration Committee consists of Mr. Marshall, Mr. Lorentzon, and Mr. Mehrotra. Mr. Marshall is the chair of our Remuneration Committee. The responsibilities of our Remuneration Committee include:

•	reviewing and making recommendations to our Board of Directors related to our incentive-compensation plans and equity-based plans;

•	establishing and reviewing the overall compensation philosophy of the Company;

•	reviewing and approving total compensation for our Chief Executive Officer and other executive officers;

•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;

•	selecting and retaining a compensation consultant; and

•	such other matters that are specifically delegated to the Remuneration Committee by our Board of Directors from time to time.

Our Board of Directors has established an Audit Committee that consists of Mr. Marshall, Mr. Staggs, and Ms. Warrior. Mr. Staggs is the chair of our Audit Committee. All Audit Committee members satisfy the “independence” requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee include:

•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;

•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;

•

reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;

•	reviewing and evaluating the Company’s enterprise risk management;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting periodically with management and, separately from management, with our internal auditors and independent registered public accounting firm; and

•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

SHAREHOLDER COMMUNICATIONS

Shareholders, holders of beneficiary certificates and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:

Spotify Technology S.A.

42-44, avenue de la Gare

L-1610 Luxembourg, Grand Duchy of Luxembourg

Attn: General Counsel

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

We currently intend to hold our 2020 annual general meeting of shareholders and holders of beneficiary certificates (“2020 AGM”) in April 2020. Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2020 AGM must comply with the requirements of the Luxembourg law on commercial companies dated August 10, 1915 as amended. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and special reports and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.spotify.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the

Extraordinary General Meeting to be Held on January 8, 2020

Information is now available regarding the Extraordinary General Meeting at both investors.spotify.com and www.proxyvote.com.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO

VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to the proposal and matters considered at the Extraordinary General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Extraordinary General Meeting in person, you must reserve your seat by January 3, 2020 by contacting our Investor Relations department at ir@spotify.com. Additional details regarding requirements for admission to the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Extraordinary General Meeting?”

If you are a holder of record of our ordinary shares or of our beneficiary certificates as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Extraordinary General Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date. In order to vote at the Extraordinary General Meeting, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of November 25, 2019 at 11:00 p.m. Luxembourg time, 5:00 p.m. EST, or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for purposes of admission to the Extraordinary General Meeting. If you are a holder of ordinary shares and/or beneficiary certificates you will be entitled to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Extraordinary General Meeting. Any shareholder that decides to attend the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares and/or beneficiary certificates at the Extraordinary General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”

Luxembourg

December 3, 2019